Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Capital One Financial Corporation

Subject Company: North Fork Bancorporation, Inc.

Exchange Act File Number of

Subject Company: 1-10458

On March 13, 2006, Capital One Financial Corporation (“Capital One”) and North Fork Bancorporation, Inc. (“North Fork”) held a conference call to discuss the acquisition by Capital One of North Fork. A copy of the slide presentation referred to throughout the following transcript was filed by Capital One with the Securities and Exchange Commission (the “SEC”) on March 13, 2006 as Exhibit 99.2 to Capital One’s Current Report on Form 8-K and is available at the SEC’s website at www.sec.gov. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone (631) 844-1004.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

Mike Rowen

Capital One - VP, IR

Richard Fairbank

Capital One - Chairman, CEO

John Kanas

North Fork Bank - CEO

Gary Perlin

Capital One - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Craig Maurer

Fola Securities - Analyst

Chris Brendler

Stifel Nicolaus - Analyst

Joel Houck

Wachovia - Analyst

Stephen Schulz

KBW - Analyst

Don Jones

Credit Suisse - Analyst

Barry Cohen

Merril Lynch - Analyst

Eric Wasserstrom

UBS - Analyst

Moshe Orenbuch

Credit Suisse - Analyst

Doug Smith

Basswood Investments - Analyst

Darren Teller

Lehman Brothers - Analyst

Ed Groshans

Fox-Pitt Kelton - Analyst

Bob Napoli

Piper Jaffray - Analyst

Joseph Dickerson

Atlantic Equity - Analyst

PRESENTATION

Operator

Welcome to this Capital One and North Bank conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). I would like to now turn the call over to Mike Rowen. Please go ahead, sir.

Mike Rowen - Capital One - VP, IR

Welcome, everyone, to Capital One's conference call to discuss the acquisition of North Fork Bank. As usual we are webcasting live over the Internet. For those of you who would like to access the call on the Internet, please log onto Capital One's website at www.CapitalOne.com and follow the links from there. A replay will be available beginning this afternoon.

In addition to the press release, we have released a presentation summarizing the acquisition details and the strategic rationale. To access a copy of this presentation, please visit our website, click on Investors and then click on Presentations.

Information set forth in this report contains forward-looking statements which involve a number of risk factors and uncertainties. Capital One and North Fork caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving Capital One and North Fork including future financial and operating results, the Company's plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements -- the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Capital One or North Fork stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.

Additional factors that may affect future results are contained in Capital One's and North Fork's filings with the SEC which are available at the SEC's website at www.SEC.gov. Capital One and North Fork disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

In connection with the proposed merger, Capital One will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of Capital One and North Fork that also constitutes a prospectus of Capital One. Capital One and North Fork will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus when available and other related documents filed by Capital One and North Fork with the SEC at the SEC's website at www.sec.gov.

The joint proxy statement/prospectus and the other documents may also be obtained for free by accessing Capital One's website at www.CapitalOne.com under the heading Investors and then under the heading SEC and Regulatory Filings or by accessing North Fork's website at www.NorthForkBank.com under the tab Investor Relations and then under the heading SEC Filings. This presentation does not constitute an order offer of securities for sale.

Capital One, North Fork and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement prospectus when it is filed with the SEC.

You can find information about Capital One's executive officers and directors in Capital One's definitive proxy statement filed with the SEC on March 21, 2005. You can find information about North Fork's executive officers and directors in their definitive proxy statement filed with the SEC on March 30, 2005. You can obtain free copies of these documents from Capital One and North Fork using the contact information above.

With me in this conference call today are Mr. Richard Fairbank, Capital One's Chairman and Chief Executive Officer; Mr. Gary Perlin, Capital One's Executive Vice President and Chief Financial Officer; and Mr. John Kanas, Chief Executive Officer of North Fork Bank. Following their prepared remarks we'll be holding a brief question-and-answer session. At this time I'll pass the call over to Mr. Richard Fairbank for his remarks. Rich?

Richard Fairbank - Capital One - Chairman, CEO

Thanks, Mike, and thanks to all of you for joining us on this morning's call. Today we announced a definitive agreement under which Capital One will acquire North Fork Bank. North Fork's outstanding banking franchise and growth strategy fits squarely into our financial services vision of national scale lending and local scale banking.

With this acquisition we've secured an end game position in an attractive business banking market, added approving capabilities in local scale small business banking and national scale mortgage lending and deepened our bank management team. With North Fork, Capital One will be more balanced and more diversified and our growth opportunities will be enhanced.

I'm delighted to have John Kanas with us today. I join all of Capital One's management, Board members and associates in welcoming John and his team to Capital One. John, you built one of the truly great banking franchises in America and we're thrilled to have you as a partner.

Today John, Gary and I will discuss the strategic and financial aspects of this acquisition and the combined company it creates. We'll take you through the presentation Mike has just mentioned and we expect that it will take the better part of an hour. I know that's a bit longer than our usual conference calls, but we wanted to take this opportunity to provide you with a thorough and thoughtful explanation of this transaction.

I'll begin on slide 4 of the presentation. Capital One will exchange a combination of stock and cash valued at $31.18 for each North Fork share based on the closing price of Capital One's shares last Friday, March 10th. This results in a transaction value of about $14.6 billion. We've structured the deal as a combination of cash and stock and we expect the transaction to be modestly accretive to earnings in 2008. We expect to complete the acquisition in the fourth quarter of 2006 subject to normal regulatory and shareholder approval. Gary will provide a more complete discussion of the financial aspects of the combination in a few moments.

One financial aspect I'd like to discuss now though is the price. You'll find our analysis of premiums and multiples from comparable transactions on slide 5. Valuing North Fork at $31.18 per share represents a 23% premium over the prior five-day average share price. This PE multiple is in line with comparable transactions. The price to tangible book multiple and the premium to core deposits are a bit above comparable transactions. For years the market has viewed North Fork as a premier and profitable franchise and their stock historically trades at a level that reflects this in the form of a higher tangible book value multiple.

To us the more important standard in judging the value of this deal is to compare the price against the synergies and long-term value the deal creates. The rest of the slides today will describe why we are absolutely confident that this transaction will create great value for our shareholders, our customers and our associates.

As you know, at Capital One we're a pretty analytic company. And as you can imagine, we spend a lot of time (indiscernible) analyzing every aspect of the numbers and doing NPV analysis. So before I discuss the strategic merits, let me say that this deal achieves hurdle rate based solely on the line of sight financial benefit.

Turning to Page 6, the near-term earnings synergies of $275 million in 2008 and the benefit of reduced capital levels generate a hurdle return on the transaction. What's extraordinary about the deal is that on top of these financials it also strategically transforms the Company -- in balance, diversification and in creating new growth opportunities.

Gary is going to talk about the line of sight synergies; I'm going to talk here about the strategic transformation that this deal creates. Those of you who know me know that when we talk about strategy we start with the marketplace, identifying where it's going -- what we call the end game, and then we work backwards from that to create our strategy. As we've been saying for years, here's where we see the end game in banking. Everyone knows it's consolidating, but most companies are focused on consolidation one institution at a time. But long before that happens a significant amount of the market will have consolidated one product at a time.

Beginning with credit cards, consumer lending businesses are all becoming national scale businesses and are rapidly consolidating. In contrast, some banking businesses, like deposits and small business, are fiercely local businesses where the only scale that matters is local scale. During the gold rush of consolidation there will be great growth opportunities for companies who are positioned to exploit this trend. And when the music stops and the consolidation is complete the winners will be those that have relevant end game positions in their chosen markets.

Along the way a few companies will break away from the pack and secure advantaged customer access through huge national customer bases, powerful national brands and access to the customer across every channel. Given the risks in banking the winners will also have one other thing, they will be low-risk, balanced and diversified.

So that is the end game in banking and our strategy is to do just that, create national scale consumer lending businesses, local scale banking and advantaged customer access. And as the market consolidates, generate exceptional growth opportunities for our shareholders.

It's not an accident that we started with credit card at Capital One. We believed it would be the first business to undergo this market transformation. Along the way we built one of the nation's leading credit card companies. For years our strategic agenda has emphasized two broad thrusts shown on page 8.

First, to balance and diversify the Company; in other words to take this Company on a journey that to this day really no company has undertaken to balance and to diversify the Company and move from being a monoline to a broad based balanced financial institution. And the indication of that would be having diversified lower risk assets, diversified liabilities including significant amounts of deposits and diversified profits.

The second part of our agenda has been to secure and leverage growth platforms to take advantage of consolidation. We choose to enter structurally attractive industries and markets through the acquisition of companies with winning business models which provide the opportunity for exceptional growth and profitability. And it is through this agenda that we deliver enduring value creation for our shareholders.

Turning to page 9, this acquisition delivers on our strategic agenda. It balances and diversifies the Company, we will now have 32% core deposit funding, 49% of profits outside of our U.S. credit card business, and a charge-off rate under 3%, in line with other large diversified retail banking franchises, and we will have lower capital requirements.

The acquisition also gives us key growth platforms and structurally attractive local scale business in the largest market in the United States; an incredibly impressive deposit led small business middle market banking model and also along with significant consumer deposits; a national scale all Alt-A mortgage and home equity platform, two key businesses for which we did not have national scale at Capital One. Those are the platforms and they are well positioned for growth with already a standout track record for growth and a great fit to leverage Capital One's strengths of brand, our big customer base, our national scale lending products and our information-based strategy.

So both through balance and diversification and the great leverage opportunity we have with these business models, this acquisition gives us the opportunity to create substantial long-term shareholder value.

On page 10 you can see that with North Fork we are a balanced and diversified financial institution. The U.S. card business is now only 35% of managed loans and you can see on the right it's about half of our profits. Looking at the middle graph, our funding is also very diversified with deposits now comprising half of our funding including 32% core deposits.

Turning to slide 11, we can see another dimension of how this acquisition has diversified our Company, here measured by the charge-off rate. North Fork has one of the lowest charge-off rates of any banking institution in America with a pristine 8 basis points. This chart shows the charge-off rate of the U.S. retail and commercial banking businesses of the major banks. We are now comparable to the players with national card businesses. Combining our card business, which has one of the very lowest charge-off rates in the card industry, with North Fork, which has nearly the lowest charge-offs in all of banking.

With the North Fork acquisition we are now a balanced and diversified company and that's a really important milestone in a journey that started many years ago. But there's more to this deal than just balance and diversification. It's just as much about securing and leveraging growth platforms which, of course, we have been doing for years.

Turning to slide 12, North Fork's complementary business platforms gives us collectively between our two companies a broad portfolio of growth platforms in attractive markets with end game positioning. We have end game positioning in a broad array of attractive national scale lending businesses. We're the number four card issuer, number two noncaptive auto originator, number seven Alt-A mortgage originator, number 11 home equity originator, number two small business card issuer, number three SBA loan originator, number seven UK card issuer.

These are not just rankings in a league table -- every one of these businesses is structured to be a consolidating national scale growth platform. And we see lots of growth upside remaining in these businesses. Additionally we have strong local banking positions -- we're the number one Louisiana bank, the number three New York City metropolitan area bank, the number 12 Texas bank and gaining rapidly.

We have not one but two successful de novo models from Hibernia and North Fork. With North Fork we have a winning deposit led small business and middle market banking model; with Hibernia a winning consumer and small business growth model. We also have a pretty unique position in that we are one of the few banks to have broken away from the pack in securing advantaged customer access, which I believe will be a profoundly significant defining difference in the end game of banking.

We have over 50 million customer accounts including 3 million Capital One accounts in the New York City metropolitan area. We have a leading national brand and we have access to customers across every channel. With national scale lending and local scale banking platforms and advantaged customer access we are positioned explicitly to take advantage of the inexorable evolution of the banking marketplace. This deal has great strategic appeal to us.

There's another key attraction to this deal, John Kanas. If you turn to side 13 you will see John at the top of the chart. John and I share a kinship of two guys who have built companies from scratch against some pretty long odds. And when I look at what John has built, it is one of the great stories in recent business history and I'm frankly awed by it.

What's really exciting is that John wants to stay with Capital One and write the next chapter of this great story. He will be the President of Banking at Capital One and with him will be his partner for many years, John Bohlsen, who will head up banking for Metro New York. Herb Boydstun, who was an instrumental player in advocating for and in making this deal happen, will continue to lead our banking franchise in Louisiana and Texas. I'd like to now turn it over to John to talk about his perspectives on the deal and some thoughts about his franchise. John?

John Kanas - North Fork Bank - CEO

Thank you, Rich. Starting on slide 14, and I know many of you this is -- to many of you this is old news, but if North Fork Bank is a new story to you let me reminisce a little bit. North Fork -- the bank corporation itself was established in 1980; the Bank actually goes back to its roots in the early part of the 20th century. The predecessor institutions date back actually to the times of the Civil War and this Company started where you might expect and that is on the North Fork of Long Island -- when I joined it in 1971 when they had four branches and were taking the bold step of deciding to take one off the North Fork of Long Island.

Having been there for all of these years I've had the pleasure of presiding over a very exciting growth story of our own. We've grown to be the third-largest retail depository in the metropolitan New York area with 353 branches, more than 50 of which are located in Manhattan. I'd remind you that in framing our growth journey, that in 1997 we had no branches in Manhattan. We started with one location there on 37th and 6th that at that time was about a $25 million branch. That one branch alone today is over $1 billion in deposits and we now have over 50 branches in Manhattan with about $9 billion and are continuing to manage to grow way beyond the pack and way beyond, frankly, the rest of the franchise in that market.

So in an area where people tended to think back in 1998 was over banked at the time, it's interesting what's happened in that market ever since. We've built a lot of our reputation on our premier small business products in our middle market banking franchise. Those of you who are familiar with us over the last couple of years you know that we've combined that together with a great consumer institution when we bought GreenPoint Financial a couple of years ago and have completely integrated those two banks.

Along with GreenPoint we acquired a national mortgage banking business that, as many of you know, I have come to believe is a very important part of the future success of not only this Company but any financial institution who intends to become an end game player. I clearly believe that this Company will flourish under the newly constructed company as a result of this acquisition.

We ourselves acquired and integrated 14 banks over the last 20 years. So I speak with some authority when I look at the task ahead of us in integrating these systems and integrating these banking institutions -- although I certainly shouldn't underplay the fact that this is a big part of our challenge in the next year, our team has been doing this successfully for the last 25 years.

On slide 15 you can take a glimpse back at North Fork's trajectory of deposit growth since 1999 and on the right hand side we always believe, more importantly, our trajectory of non-interest-bearing demand deposit growth. And this is a barometer, if you will, or a bit of a read as to the growth that I described earlier and where it came from. We have been extremely successful in continuing to gain market share.

You'll hear a lot over the next few days and few weeks about that success. For those of you not familiar, our same-store sales growth continues to rise at very impressive rates. While we operate in a market that's not particularly known for its growth -- for the growth of its market itself, this Company has achieved rather outstanding results against a slow-growing market.

On page 16 you get a little bit of a look at North Fork's lending growth. You can see that up until 2004 when we acquired GreenPoint financial we had a much lower component of residential mortgage. GreenPoint was about a 100 branch thrift organization in New York. It was a traditional thrift with a very large component of residential mortgage and a very attractive and very profitable national mortgage company.

I should stop here for a moment and say one of the things that keeps my attention to Rich and his dream when we first met, which is probably now a couple years ago, is that I found the -- he got in a room with me and we both started talking about local deposit gathering and national scale lending and I thought he had taken a page out of my book and he thought he had taken a page out of -- I thought he had taken a page out of my book and it seemed like I had out of his.

We both believe strongly in that and for those of you who've been listening to me talk about several of the initiatives that are going on inside of North Fork today that are built around -- although albeit much smaller than Capital One's -- are built around national scale lending expansion. So far, although it's early, we're having great success with that and continue to believe that the structure that Rich has described and that you'll hear a lot more about in the next couple of weeks is in fact the proper structure to compete with in the future.

This is a company that won't be burdened with the legacy attitudes and legacy systems and products that many of the institutions of its size are and I believe will be much more nimble and be much more creative as we move forward together.

On page 17 you'll see North Fork's earnings trajectory. It's interesting -- if you look back you can see how this company has evolved in its earnings growth since 1994. You can pick out the times in here when we had slightly inverted yield curves and the effect that that had on our earnings growth. I have been -- I guess to say I've been widely quoted on the subject as an understatement, but those of you who know me and who have followed what I've said about not only North Fork but the entire industry know that the yield curve inversion is something that I think we're going to be living with probably longer than most people would hope and that it is something that will take its toll on regional banking over time.

You also know, and many of you have heard me say, that I think it is long past high time that people started thinking about creating new and unique financial institutions that combine the benefits of the kind of company that Capital One is and the tremendous deposit taking capabilities of a North Fork particularly in this market. The idea of being able to take the strengths of Capital One and combine them with the strengths of North Fork and to go forward together with Rich and help him to flesh out his dream is -- to say it's exciting to our people is probably an understatement.

Capital One -- we have had lengthy periods of discussion going back, as I said earlier, for some time and we've had a chance to do a very careful analysis of this Company. We believe that they have cracked the code in their business. We believe that to compare them to other credit card companies in the United States is difficult indeed and when you do succeed in comparing them they are in a league of their own in the businesses that they've created and what they do well.

Obviously, and if you'll forgive me, I think North Fork is in a league of its own in what it does as well. Rich and I both believe that the quantitative strengths of Capital One merged together with the qualitative strengths and the experience that the team has at North Fork will create a company that will be very hard to beat competitively in the future.

You'll have a lot of questions about this and I'll fly back to New York in a couple of hours and have my own conversations with you, but what's been the most exciting thing to me personally is because of Rich's dream and because of the growth trajectory that this company we believe will remain on, there is a commitment to continuing to expand not only the deposit taking capabilities of North Fork by goosing up, if you will, and increasing the trajectory of our new branch openings process, but also to continue to be committed to the lending markets that we are and to the middle markets, the small-business markets, the commercial real estate markets that we have been.

In other words, an ability to continue to do business as usual at North Fork, but with a greater visibility ahead of us and with greater capital strength and tremendous marketing capabilities. This is a job accretive transaction for North Fork which has been -- and for those of you who know me again -- this is a very, very important part of the personal decisions that I make.

I have had a chance in the last few hours to discuss this with some of our younger retail bankers who will have an amazing career at this new company and the level of excitement back home in New York after they found out who it was and the nature of the future business plan is hard to describe. I can't wait to get home and get started. Rich?

Richard Fairbank - Capital One - Chairman, CEO

Thanks, John. North Fork is clearly a premier banking franchise. And let me talk in more detail about what is so uniquely attractive to us about this franchise. And turning to slide 18. As John talked about, North Fork has a very strong local scale deposit position in New York. They have a very impressive local scale small-business middle market commercial banking platform and national scale mortgage and home equity origination platform. I'm going to take a closer look at each beginning with the local scale deposit position in New York.

Moving to slide 20. I know John talked about New York as such a big and remarkable market. Just looking at the numbers here on page 20, we all in a sense know this, but it's still striking just to see the magnitude of this market with $431 billion of retail deposits, it is twice the size of Los Angeles. In addition to its being incredibly deep, people may not realize what a growth opportunity it represents because, after all, it's only growing at 5.6% which is close to the national average.

But look at the dotted line on this graph, that's how much New York grew in the past five years, it grew a San Francisco. Impressively in such a large market North Fork has built an end game local share position as you can see on slide 21. North Fork is number three in retail deposits in the New York metropolitan area. On slide 22 you can see that they're the number four player in Manhattan.

Now North Fork didn't just get there through acquisitions. What impresses us most is how they've grown, as you can see on slide 23. North Fork has doubled its share in New York over the last five years. Not just through acquisitions but also through strong organic growth. Over the past five years they have grown deposits organically at a 13.8% compounded rate compared with a market growth rate of 5.6%.

Now as any retailer knows, the defining, sort of acid test of a vibrant retailing business model is the ability to grow same-store sales. North Fork has done this for decades, as we can see on slide 24. Here we measure the same-store sales growth after de novo branches were built, and we compare it to one of the great growth franchises in banking, Commerce Bank. This chart shows the growth rate of retail deposits over the past five years in branches that have been opened for years.

Amazingly the branches -- if you look on the left -- the branches that were open before 1970 are still growing at 7% a year, twice the average for branches of a similar age in the New York market. Every vintage of branches is still growing well above the market and in line even with commerce. In addition to growing their existing network, North Fork has also been able to export their growth model to companies that they have acquired.

Turning to page 25, we can see what happened when North Fork acquired Commercial Bank of New York. They took a basically static company and ignited a 17.6% compound growth rate in deposits. Just note on the bottom of the graph the deposits per branch, they more than doubled. In addition to their impressive ability to grow same-store sales, North Fork also has demonstrated strong results from de novo branch building as you can see on slide 26. Here are the vintage curves of deposit growth for North Fork's de novo branch openings over the past five years in what we all know is a fiercely competitive market. We grouped all branches built in the same year into a single vintage curve.

The non Manhattan branches are shown in green and are generally at or above the national median. The Manhattan branches are shown in Orange and are much higher. You may think you've heard this story before from us because we were similarly focused on local scale and growth opportunities when we acquired Hibernia, and I want to remind you all what a good foundation we have with Hibernia and I'd like you to turn to slide 27.

In Louisiana we have one of the most dominant local scale positions in a market that any bank has in the country. We knew that before we did the acquisition. Now that we have spent a lot of time and gotten to know our friends at Hibernia much better, it amazes me -- I'm even more struck by the power of market position and the synergies between the various products and the customer relationships and the ability to, frankly, continue to generate exceptionally profitable growth opportunities even with such a significant market share.

We also have very promising de novo growth play in two of the fastest-growing markets in America, Dallas and Houston, as you can see on slide 28. Without a brand and without a local scale position we have generated deposit growth ahead of most of the major competitors in the market. And we are working to accelerate our growth in this market and we will continue to invest in this opportunity.

With Hibernia and North Fork we have multiple ways to grow our deposits, as you can see on slide 29. We have strong market positions in Louisiana, New York and Texas. We have the ability to drive growth in mature networks with North Fork's proven model. We have two winning de novo models and, in addition, we are a leading national branchless player.

Turning to slide 30, North Fork brings us much more than deposits. Long before we did this acquisition with our penchant for studying the marketplace and looking at many, many, many banks as we thought about potential entry into the banking market, North Fork was in our view the gold standard in small-business banking. For years at Capital One we have been focusing on small-business as one of the most structurally attractive business opportunities in all of banking. In many ways I think small-business is kind of the forgotten frontier between the commercial players who are focused on larger customers and the consumer companies that are focused on the consumers.

And as you know, a big part of our strategy at Capital One is to selectively pick structurally attractive businesses to be in. And you can see on slide 31 from a study by Oliver Wyman, small-business banking is the second most profitable business in banking. If you just look at this chart -- by the way, if you've noticed our zeal for deposits, small-business and credit cards in particular, it's not an accident this slide may give you a hint as to why. And one thing I've always said and I want to stress it again here, most banks are in everything, they do everything because they always didn't and they've been around forever.

Both North Fork and Capital One are relatively younger institutions as banks go and both of our institutions have taken advantage of perhaps the most significant lever in determining one's ultimate profitability and that is the choice of what business to be in.

As you can see on slide 32, North Fork has built an impressive growth strategy in small-business and middle market with a particular focus on deposits, which you can see on the left, and that's nearly equal in size to the loans which you can see on the right.

Turning to slide 33, North Fork's local scale small-business platform is a great fit with our national scale platform. Even though small-business is a, as I've said many times, fiercely local business, there are elements of small-business which are nationalizing in the same way many consumer lending businesses are. Particularly those businesses that lend themselves to relatively lower ticket loans, they're lower ticket loans that, again, lend themselves to a statistical risk-based analysis.

Capital One is building national scale lending platforms for smaller loans which are or will be consolidating. We're the number two issuer in smaller business cards, the number three originator in FBA loans, and we have a budding and growing business in small-business installment loans and lines. Now, additionally, very relevant to the combined value of this deal, we have 250,000 Capital One small-business customers in New York City, more even then North Fork has. And we have national brand and marketing expertise.

North Fork brings really an amazing, to us, local-scale small-business platform; a deposit-led relationship-oriented model which we have extensively validated with mystery shopping. And they have one of New York's largest small-business and middle-market customer base. Strikingly, North Fork's dramatic success in local banking comes despite not having focused very much on the consumer. Now, I don't want to -- I mean, they certainly are very embracing and love consumer banking, but certainly the primary focus at North Fork has been on the commercial side. And with Capital One with our deep heritage on the consumer side, the opportunity to expand North Fork's consumer business is significant as we can see on slide 34.

This is a pretty striking slide, I find. Only 6% of North Fork's consumer loans excluding first mortgages, only 6% of North Fork's consumer loans -- of their loans are consumer versus 27% from their peers and 35% from the top 10 banks. With our 3 million customer accounts in New York, our broad array of national scale consumer-lending products, which we can make available with technology, hopefully very conveniently to be sold in the branches, and with our national brands we believe that we can help North Fork significantly grow its consumer business.

Turning to slide 35, our brand is one of the most recognized banking brands in America. I want to make a comment about national brands. I've said several companies are breaking away -- a few companies are breaking away from the pack with building national brands. With the exception of Bank of America, all of the major players, the players who are doing this, are primarily advertising credit cards. Now it's not an accident that they are doing this. That is because it is really the one national business. So again, having the credit card business gives one an advantage in order to pay for building these national brands.

A big question we've had over the years is how [expenseable] is this brand. And if you look at the question down at the bottom of this page, it is typical of some of the research that we have done where we confirm not only do we have significant brand awareness, but we find we have -- at least so the consumer says -- very significant credibility in their mind to be their provider of a broad array of banking products.

Turning to slide 36, there is more that North Fork brings to the table. That's a national scale mortgage and home equity origination platform. They're the number 7 Alt-A mortgage originator, and they're the number 13 home equity originator.

Turning to slide 37. In an industry that is broadly, structurally a challenge, i.e. the mortgage industry, we have always looked at Alt-A as one of the few segments that is particularly profitable. And we can see the growth and profitability of Alt-A here on this slide. Now, I do want to say, it's not lost on us that the market is increasingly competitive. Many conforming mortgage players are moving aggressively into this market and margins are falling. But nonetheless, we believe there's a significant opportunity in this business that still has among the highest margins and profitability in all of the mortgage space.

Turning to slide 38, North Fork has the seventh-largest national scale Alt-A mortgage originations platform. As you know, one of the Capital One businesses we have targeted for growth is home equity. And you may remember, we lamented -- we wanted to be a national scale player, but there were not home equity monolines -- not large home equity monolines that existed in the marketplace and we bought a tremendous but relatively small company, eSmartLoan.com, and we told the market we've got our work cut out for us in order to become a national scale player with end game positioning. Access to North Fork's mortgage platform and channel will be able to significantly accelerate our home equity growth.

Looking at the chart on the left, from merely 800 million in originations in 2004 we will be a $7.7 billion home equity originator which makes us the 11th largest originator of home equity loans.

Turning to slide 40, we've talked a lot about Hibernia and North Fork. Our number one priority will be integrating these banks. The Hibernia integration is on track. It's on track to exceed $135 million in a '07 synergies; systems integration is underway and will be completed in the first quarter of '07; accounting and treasury are already completed. We are now originating Capital One products in branches, credit cards went live on March 1st and auto launches tomorrow. The brand change is underway and on schedule.

The limited geographical overlap reduces execution risk and there will be limited impact on customer facing operations. Perhaps most importantly we have an experienced senior integration team with John Kanas and John Bohlsen, Herb Boydstun and Miles Reidy who between them have done 16 bank acquisition integrations. Miles was the Capital One executive that we sent down to Hibernia to drive that integration and he now will be reporting to John Kanas driving this integration.

Turning to slide 41, let me say a few words about due diligence. I really think this slide mostly speaks for itself, so I'm not going to read it to you. But suffice it to say that both North Fork and Capital One have done a lot of due diligence on each other. For us this diligence in many ways was years in the making because we spent so much time studying North Fork and as we got to know them, of course, and as the deal looked like it was going to happen we have done full scope due diligence.

I do want to comment that a key part of our assessment was mystery shopping. We're a company that is very empirical and so we look to see what company's results are, but we also want to get physical to really see how the sausage is made. So in our looking around for banks over the last couple of years we have mystery shopped 30 banks. And just to give you a flavor, believe it or not, we mystery shopped 86 North Fork branches. With a total of over 100 and some mystery shopped we basically mystery shopped 25% of the network. John, your people must have wondered what the surge of customers who came in with very odd behavior.

But we mystery shopped in all sub markets. We looked at 29 GreenPoint conversions, the commercial bank in New York and prior acquisitions. We looked at 19 de novos. And again, this mystery shopping started long before we did this deal and our people came back consistently impressed and placed North Fork in the top group of a handful of banks in terms of the customer experience and the consistency of that consumer experience.

It's a very relationship oriented culture and with a beautiful balance that is not hard selling which yet is an appropriate sales culture. It is -- what absolutely amazed us, and I look forward to getting a better -- understand the miracle of this, John has pulled off a high relationship and sort of service environment in the content of having one of the nation's lowest efficiency ratios.

North Fork also did a lot of due diligence on us and I do want to say, John, even over the weekend flue down to Texas and Louisiana and really wanted to watch how our sausages are made.

The next three slides show, for what it's worth, the league tables nationally for deposit and loans. We are now a top ten player in deposits, but remember, the league tables that really matter for deposits are local.

On page 43 you can see that we will be the 10th largest lender in the United States, but this table doesn't really tell the story either. What matters is the relevant scale in specific products and markets. Working backward from an end game of national scale lending, local banking and advantaged customer access, as you can see on page 44, we are exceptionally well-positioned for growth and creation of shareholder value and we are balanced and diversified. Now I'll turn it over to Gary to talk about the financials.

Gary Perlin - Capital One - EVP, CFO

Thanks, Rich, good morning to everybody and, John, let me just add my personal word of welcome to you and everyone from North Fork to Capital One. It's been exciting to get to know you all and we're really looking forward to having you as part of one Capital One team. I'll finish up here with the brass tacks looking at the transaction itself. I'll start on page 46 and try and highlight a few key items for you.

As Rich indicated earlier, the transaction value is approximately $14.6 billion which translates to $31.18 in value per North Fork share based on a fixed exchange ratio of .2216, that is the Friday close for both shares, and a fixed amount of cash equal to $11.25 per North Fork share. That makes it about two-thirds stock, one-third cash. And you can see through the rest of page 46, many of the other terms of the transaction as laid out for use there. As Rich indicated, this will lead to a tax-free reorganization.

We will be merging North Fork Corp. into Capital One. John Kanas will be the head of banking at Capital One reporting to Rich as CEO and John has been elected to the Board of Capital One subject to the closing of this transaction subject, of course, to all regulatory approvals and we are expecting a close in the fourth quarter of 2006.

For those of you who are crunching your models, let me turn you on page 47 to the financial assumptions that we have put into our analysis of the transaction. For earnings, as you'll see in a couple of pages, we are using IBS median EPS estimates for 2006 and 2007 and IBS long-term growth rates for 2008 for both North Fork and Capital One. I'll describe in a moment a little more of the detail around the synergies of approximately $275 million of pre-tax benefit phased in 50% in 2007 and 100% in 2008. I'll walk you through those in a moment.

In addition, as Rich indicated earlier, there is a significant achievement of diversification and balance in the Company as a result of this transaction. This will result in a requirement of holding lower capital levels. This will allow us to execute share repurchases beginning in the second half of 2007, in the first half of 2008 and you can see our assumption of $1.5 billion worth of repurchases in each of those six-month periods. We anticipate a balance sheet downsizing of about $14 billion at an average pre-tax opportunity cost of about 10 basis points reflecting, of course, the situation with a flat yield curve at this time.

You can see our CDI estimates of 2.5% of North Fork's core deposit amortized over ten years utilizing some of the year's digits method. Restructuring charge and projection costs I'll mention in a moment of $580 million. Let me describe for a moment the intended financing for this transaction. As indicated, we have a fixed amount of cash agreed for the closing of this transaction of about $5.2 billion. That's comprised, as you can see, of about $1 billion of cash from Capital One Financial, the holding company, at an opportunity cost of 4.5%.

We also intend to execute market financings over the course of the next period including the use of Tier 1 hybrid securities, subordinated debt and senior debt. Again, the total consideration $5.2 billion at close and we anticipate an additional $0.5 billion of hybrid issuance or partial financing of the share repurchase which, again, begins in the second half of 2007. Our assumption on dividends is the current Capital One dividend policy, subject of course to ongoing review by the Capital One board.

Turning to page 48, you can see the earnings estimates that we have used. Again these are IBS median for 2006 and 7 and IBS median growth rate estimates for 2008. You can see here the after-tax estimates of synergies and the financing costs as well as other transaction expenses which I'll mention. The pro forma GAAP earnings of the combined entity will be about $3.4 billion in 2007, about $3.9 billion in 2008.

Turning to page 49, this transaction is expected to be accretive on an operating basis in 2008. If you cast your eyes in the middle of the page looking at operating EPS impact, what you'll see is the transaction is dilutive in 2007 as we phase in the synergies over what we consider to be a reasonable period of time. And of course, before the effect of the share repurchases fully kick in, the transaction on an operating basis would be mildly accretive in 2008. Of course, there is more to this transaction than the simple calculations which Rich and John have described to you thus far.

Looking at the synergies themselves on page 50, we have assumed synergies based on those which we can see with clarity over the near-term. We've assumed these are achieved one-half in 2007 and fully by the beginning of 2008. These synergies are comprised of expense synergies of approximately $110 million. And that is net of what you might call a negative synergy, an additional expense that we have assumed of about $30 million for technology, operations and infrastructure before the combined entity. The net of the expense synergies then is $110 million. The bulk of those are from consolidating noncustomer facing operations.

As Rich said, we won't face a lot of integration of the customer facing operations and, as you might imagine, reduced corporate and public company expenses. We expect balance sheet benefits of approximately $35 million which comes from replacing approximately $5 billion of legacy Capital One funding sources with incremental deposits raised through North Fork branches at an estimated savings of 70 basis points.

Finally, we expect revenue synergies of approximately $130 million and much of this is a reflection of the experience which we have had an integrating the Hibernia and seeing the promise of the revenue synergies there. We have assumed approximately 40% of these revenue synergies will come out of the mortgage business where we will be able to utilize the full channel and full product set of the two entities and we're very excited about those opportunities.

Secondly, about 40% of these revenue synergies would come from enhanced card profitability, largely in the North Fork footprint, which we have seen with others who bring card businesses into a branch network footprint and the increase in utilization rates, the increase in branch originations, the increase in credit performance and so forth gives us great confidence around that number.

And finally, about 10% each of the revenue synergies coming from cross sell in the small business area. Rich described some of that as well as the full-spectrum Capital One auto product suite being brought into the North Fork branch as well.

Moving on to page 51, total merger-related cost pre-tax approximately $580 million starting with changing control expenses pre-tax of about $350 million which combines cash payments, both severance and gross up tax payments as well as the loss of certain tax deductions. We assume other HR expenses of approximately $80 million; operations and IT expenses related to the merger of approximately $60 million. This is different than the run rate estimate that we made previously in the Cinergy estimate, and the remaining expenses including brand of about $40 million. As you can see, transactions costs are expected to be approximately $50 million leading to a total of $580 million of which about $180 million would be expensed over 2007 and 2008, the balance being capitalized.

Finally, and by no means least importantly, Capital One will remain well capitalized with strong capital generation over time. And I find it impressive to look at the earnings power of these two companies and the strong capital generation capacity of these companies, especially as we derisk, diversify and achieve balance in these companies. So not only are we generating strong capital, but by virtue of creating a stronger, a less risky and more balanced and diversified company, the actual requirements for capital will go down over time. This is what allows us to move towards the repurchase that is built into the transaction and to achieve greater economic performance over time.

As you can see, our estimate of tangible capital to tangible managed assets ratio at the end of 2006, we estimate on a pro forma basis will be about 5.4%. You'll notice on the bottom we have an adjusted tangible ratio, that would take into account the benefit of the hybrid securities which I described earlier as being an assumed part of the financing package. The tangible capital ratio would then go up to 6.9% at the end of 2008. Taking into account the capital benefits of the hybrid securities, that would take us to 7.3%.

I hope that this will allow you to see that this creates a very exciting set of franchises coming together in a company that's highly profitable, very strongly capital generative, more balanced and more diversified over time. We are all excited about it and with that I'm going to turn you back to Mike for our questions and answers.

Mike Rowen - Capital One - VP, IR

Thank you, Gary. Rich and Gary will now be available to take any questions you may have. If you have any follow-up questions after the Q&A session the Investor Relations staff will be available after the call. Augusta, please start the Q&A session.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Craig Maurer, [Fola] Securities.

Craig Maurer - Fola Securities - Analyst

Good afternoon, everybody. Or good morning, I should say -- it feels like the afternoon already. Anyway, I don't know if I heard it in your comment, but will you be rebranding the North Fork branch structure?

Richard Fairbank - Capital One - Chairman, CEO

John, do you want to answer that?

John Kanas - North Fork Bank - CEO

Yes, we think that one of the drivers, and there are many in this transaction, is the power of the Capital One name and the marketing support that has been put behind this machine in the past and will in the future. And although that's been a obviously, as you can imagine, deeply emotional subject back home in New York with those of us who've been around for a long time, our decision here was to make the best decision for the most people and it's clearly to capitalize on the Capital One name.

Operator

Chris Brendler, Stifel Nicolaus.

Chris Brendler - Stifel Nicolaus - Analyst

Good morning. I have a couple questions if I could. One is I just want to know on the management side, John, are you locked in in any sort of way for any period of time? Two, Rich, if you can just give us an update on your thoughts on mortgage. Just a couple weeks ago we were at your conference and we were talking about mortgage and you were expressing your preference for home equity over the rest of the mortgage business, Alt-A sort of fits in between, but it does strike me, there is some housing risk here and you used to be pretty cautious on the housing market. Just maybe an update of your thoughts in light of this transaction? And then finally, is there any anticipated cost that will occur in '06 from this transaction? Thanks.

John Kanas - North Fork Bank - CEO

To answer the first part of that question with respect to I guess you're asking am I locked into the deal and the answer is I'm locked into the deal in every way you can imagine. And probably first and most importantly is I believe that I bought in early on into this newly created company. And for those of you who know me, I can't even spell the word retirement much less take it home and say it and make it come across my lips.

So I believe that this is -- actually starting -- when we close this deal I'll start the second job I've ever had in my life and I can't wait to get going. When you see the nature of the way my future compensation is structured, and that will all come out in detail I suppose, you will understand the commitment that I've made going forward.

Richard Fairbank - Capital One - Chairman, CEO

Chris, with respect to the mortgage business, we have, as you know, in building our national scale businesses, we have not at this point entered the mortgage business. It's obviously a very big business, but we have been paused by the volatility and the margins in that business and we had done a lot of study of the Alt-A business interestingly and felt that that was a particularly attractive business in the mid of a challenging industry.

So I think with this particular -- by the way, the other thing that always appealed to us about the mortgage business was that the mortgage players are the ones who had access to home equity originations. And the home equity space is -- interestingly there's a confluence of three players coming from three types of places that are all colliding in the home equity space.

You have the traditional banks who still home equity is one of the consumer products that's the last to disappear off of the -- or be competitively disadvantaged in the context of local banking, you have the mortgage players who now, as they build massive national scale mortgage platforms, are getting a lot of access to home equities, particularly piggyback home equities. And then I think one of the players that you'll see from a different vantage point, a quite advantaged position, are the credit card players with their big national customer bases.

So we -- through this deal we get the opportunity to both have an Alt-A business and really a very strong origination platform for home equities.

John Kanas - North Fork Bank - CEO

Chris, I'll take your final question. We have assumed in the deal economics that there will be no cost in 2006 accruing as a result of this transaction should it occur -- should the close occur earlier in the fourth quarter than in fact there might be some and we would account and disclose those as we have in the past.

Operator

Joel Houck, Wachovia.

Joel Houck - Wachovia - Analyst

I'm wondering, I think on your yesterday, Rich, you talked about using the Hibernia deposit system. I'm wondering how this deal changes that as you think about one banking franchise and then building that out over time.

Richard Fairbank - Capital One - Chairman, CEO

Joel, If I understand your question -- is your question a -- is it about the business model or is it a systems question? Okay, he's off. I'm going to assume his question is about the business model. First of all, with respect to system, we will move to a common deposit platform. With respect to the business model, as I articulated at the time that we bought Hibernia, one of the most attractive things about their franchise was their pretty impressive and pretty unique growth model. And what is striking to us is how they have succeeded with a model that has a lot of differences relative to how North Fork has built their growth play.

The most striking difference is North Fork's emphasis on commercial -- the commercial side of the business and the consumer and small business focus of the Hibernia de novo model. North Fork has also built its business in big tough consolidated urban markets and the Hibernia play is in very rapidly growing markets.

While over time I really look forward to the cross learnings that come from understanding the best in terms of each model, we are just as excited and just as committed to growing Hibernia at the kind of trajectories that we have already been planning now that we have the North Fork deal. Because remember, again, both of these acquisitions -- in both of these acquisitions I keep using the work "growth platform", so we have really pushed Hibernia to see just how far they can take their growth opportunity. We will be doing the same with North Fork.

Operator

Stephen Schulz, KBW.

Stephen Schulz - KBW - Analyst

If you could just elaborate a little bit on the implications for the mortgage business. You had mentioned that 40% of the revenue synergies roughly were coming from mortgage. And I'm curious, is it coming from more of a willingness to portfolio loans? Because I know both Capital One and North Fork have both sold the vast majority of mortgage and home equity production traditionally. Or would it be coming more from broadening the products that -- across the credit spectrum?

Gary Perlin - Capital One - EVP, CFO

Actually there's no assumption about increasing the amount of mortgages to be held on balance sheet. In fact, when I described the downsizing of the portfolio assumed in the deal, you can assume that mortgages would be some of the assets that would be coming off the balance sheet. So the synergies are really coming from the fact that we would have the opportunity to increase the capacity of the home equity generation. To some extent the home equity generation we've been seeing in Capital One, and Rich described the meteoric rise of that, has actually been capacity constrained. So getting the capacity at North Fork's mortgage company allows us to grow there.

We also have the opportunity to take some of the products that are offered by the North Fork mortgage company and run them through Capital One's existing channel. So if you think that we have two different sets of channels and two different sets of products and we run those channels through each other's products, we believe there are many opportunities to optimize the capacity of the business and the strong positions people have in the marketplace to achieve those revenue synergies over time.

Operator

Don Jones, Credit Suisse.

Don Jones - Credit Suisse - Analyst

Good morning, thank you. Two questions. First would be what's the ongoing strategy for the bank charters? Will they be merged or kept separate as with the Hibernia in the Hibernia deal? And if so, what would that be motivated by? Would it be regulatory or would it be from discussions with the rating agencies?

Gary Perlin - Capital One - EVP, CFO

It's really premature for us to comment specifically on how we'll operate our banking entities because we're focusing first on getting this transaction approved by the regulators. But you can assume that we'll be evaluating alternatives for our legal entity structure largely for the purpose of efficiency and not for rating agency purposes. And we're quite excited by the opportunity to achieve some funding efficiencies as a result of that.

Operator

Barry Cohen, Merrill Lynch.

Barry Cohen - Merril Lynch - Analyst

Good morning, thanks for taking my call. Just a couple of housekeeping questions. One is when do you anticipate reviewing the dividend policy given the nature of the institution? My second question is, when you look at the cash portion of the financing, a substantial amount of the cash is actually going to be financed not on your balance sheet that currently exists but going into the marketplace. You do have a lot of cash on our balance sheet. What is your expectation for usage? And my third question is how should we think about the relationship between the amortization of depository intangibles with respect to your tangible equity?

Gary Perlin - Capital One - EVP, CFO

I hope I got all of those questions. If for some reason I don't answer all of them, especially some of the more detailed ones, by all means give us a call afterwards and we'll walk that through with you. With regard to your first question about the dividend policy. For 2006 we will be retaining all the capital we generate to deploy in the purchase that's assumed in the capital analysis that I provided to you just a few minutes ago.

Again, we also are planning for the $3 billion worth of stock repurchases in 2007 and 2008. And frankly, I think it's really just a matter of time until this combined institution increases the dividend level beyond that which historically has existed at Capital One. But for now we need the capital to complete this exciting transaction and the stock buyback program in the following years. And I can assure you that our entire capital management strategy, as it has for the last several years, will be uppermost in our minds as we look at our strategy going forward.

The other question in terms of utilization of cash, again we'll be drawing down about $1 billion of cash from the holding company as part of this transaction. And to the extent that we have substantial room to create more leverage, we'll be using this opportunity to both optimize our capital position and to utilize the strong capital markets access we have and the positive statements coming from the rating agencies to make sure that we optimally fund this transaction.

Operator

Eric Wasserstrom, UBS.

Eric Wasserstrom - UBS - Analyst

Just if I could get a little more clarity on the mortgage business, particularly for the Alt-A. Is your assumption that the market continues to grow and that spreads remain where they are? Because I'm just trying to reconcile your outlook with the competitive conditions that we see in the mortgage marketplace currently.

Gary Perlin - Capital One - EVP, CFO

As far as the assumptions we have around the Alt-A market, again we're not making any macro predictions about where that market is going. We do believe that there is an opportunity to create an even stronger performance in that market utilizing the skills and products and channels that Capital One can bring to the party along with the strength of North Fork's mortgage business. There has been some pressure on spreads in that market. It's come down quite a bit. We are not assuming that that recovers, although it's possible that it could. So we're quite confident that even a continued competitive environment in the Alt-A mortgage markets that we can achieve better performance as a result of this transaction.

Operator

Moshe Orenbuch, Credit Suisse.

Moshe Orenbuch - Credit Suisse - Analyst

Rick and Gary, I'm just wondering if you could kind of give us your thoughts on John's concerns about the outlook for earnings given that you have used growing earnings for North Fork, how you would -- if there were any kind of lessening of those earnings, how you would offset those if you could?

Richard Fairbank - Capital One - Chairman, CEO

As indicated, we've used the IBS -- latest IBS median for modeling this out in both companies and John, of course, has been very articulate about some of the pressure in the entire banking sector as a result of the current flat yield curve. What we have done is assumed a considerable derisking of the balance sheet through the downsizing which would minimize the exposure of the Company to some of the risk embedded in the yield curve going forward. And the assumptions in both of these models for both companies assume that the forward curve is the best indicator of where things will be coming going forward.

So I think with the derisking of the North Fork balance sheet we, frankly, believe that there is considerably less risk than might have existed in previous periods for those earnings. And as you know, for Capital One, we continue to run a very tight interest rates risk position even with the addition of Hibernia, as I described at our conference a couple of weeks ago, so that the combination of these two entities will have perhaps an entity with slightly higher interest rate risk than Capital One historically has had because it's inherent in the banking system. But that does not mean that we'll go out seeking that other than -- that kind of risk other than what is embedded in the structure of the industry.

Operator

Doug [Smith], [Basswood] Investments.

Doug Smith - Basswood Investments - Analyst

Good morning, thank you for taking my question. Rich, if you could please comment on how you're thinking about deposit growth going forward in North Fork in light of the fact that growth has been slowing recently and there are headwinds from numerous factors such as the higher rates at money market mutual funds and just the general effect that deposit growth has been growing at above-average rates for several years? That's the first question.

The second question is -- the presentation comments on the balance sheet downsizing of $14 billion -- and I know does that seems to be slightly above North Fork's -- the securities on North Fork's balance sheet. Are you reducing other assets on North Fork's balance sheet? Thank you.

Richard Fairbank - Capital One - Chairman, CEO

Why don't I take the second question first if I might. We're talking about a downsizing of $14 billion, as you note; that's a couple billion dollars bigger than the securities portfolio at North Fork. But remember, when you take a look at the composition of North Fork's balance sheet, there are a significant amount of highly liquid residential mortgages on that balance sheet. And so Doug, it will be relatively clear how we would go about that downsizing over the course of the coming period of time.

Doug, with respect to deposit growth at North Fork Bank, one of the great attractions to us is we have a company here that has a long track record of deposit growth. I do want to say that we are -- hopefully have our eyes wide open. We're certainly struck by how competitive the market is. We see the -- just driving down seeing the huge branch Emigrant Bank was building in midtown as we drove by, the aggressive pricing led by players like Emigrant, the tremendous success of Commerce Bank, the escalation of real estate values in the rush to buy corners in Manhattan. This definitely comes with the territory.

Now in my experience that tends to come with markets that are pretty attractive and it's not lost on people that there's a lot of opportunity here. We're not going to do anything rash. What we're going to do is do what we did with Hibernia. And John's already started to get a flavor of how things work at Capital One as he's taken a detour, for example, into our auto finance business. And I think, John -- you might want to comment on this -- but was probably kind of amazed at how much we dissect the business and so on.

So what we will do is, since we have an analytical team that's spent really years looking at banking, the first thing we're going to do is come in and take a closer look at the actual experience on a very segmented basis in terms of the different growth opportunities that John has. Figure out the return on these opportunities, calibrate it to the marketplace and try to also do, again, just what we did at Hibernia is to figure out what can our business model add to John's already impressive model? Things like acceleration of the consumer side of the business.

And so over the next year we'll get a much better handle on that and I hope that we will find additional compelling growth opportunities and that what we bring to the table at Capital One will allow John to in fact accelerate his growth. But this is, again, something just like we felt at Hibernia that -- and in fact, is still really underway at Hibernia. It's a matter of time to really figure out what exactly is the growth model we would roll out.

Operator

Darren [Teller], Lehman Brothers.

Darren Teller - Lehman Brothers - Analyst

Rich, you spent some time during investor day talking about the concept of preserving doublings and how you guys seem to plan on going forward with that strategy. How does this really fit into that if you wouldn't mind just commenting on that?

Richard Fairbank - Capital One - Chairman, CEO

Yes, preserving doublings is a term I made up which I think in two words captures a very precious and important concept for investors. And essentially, if I were to summarize what the two word -- capture is that every situation, and institutions start small and on their way to becoming bigger they have in their -- in a sense in their DNA a certain number just mathematically, in a sense a certain number of doublings before they get so big as a few of the really big banks are that you almost have to go buy another country if you want to double again.

So we believe that doublings -- preserving doublings is preserving a very precious potential asset that a company can have. And we remain very committed to the concept of doublings. And we believe that organically doubling net income delivers more shareholder value than getting there solely through acquisitions.

There's another dynamic going on too and that is the consolidation of the marketplace and, as we have learned the leverage that growth platforms offer in order to enable doublings to happen. And acquisitions of growth platforms are how we see this happening. And North Fork expands our geographic region to the largest and one of the most attractive local banking markets. And we've talked in this conversation about the tremendous complementary fit of the businesses they're in, the businesses that we're in, the way that they do business and the way that we do business.

North Fork has a proven de novo growth strategy, an amazing ability to drive same-store growth in addition to de novo expansion of new branches and a proven ability to execute amazingly efficiently. In this journey for -- let me back up for a second. What we're trying to create for our shareholders, and we have been doing this from the beginning, is even as we grow our existing business we're trying to make sure that we work backwards from marketplace and create enough growth platforms that we can continue the organic growth of our Company.

And in this quest to balance our Company we could have gone out and there are lots of opportunities to create balance, but what we have done in every one of our acquisitions, if you look back, and this one too which is just a lot bigger than some of the others, is to go out very patiently, identify the markets that we really want to be in and find the very, very best business models that we think can be leveraged far beyond what the very capable management teams have been able to do.

And so I really believe this acquisition is an acquisition of a growth platform. I am very aware that it partially uses up one of our precious doublings and that is why this choice was made so carefully. And so I appreciate the question. Thank you, Darren.

Operator

Ed Groshans, Fox-Pitt Kelton.

Ed Groshans - Fox-Pitt Kelton - Analyst

This second acquisition with I guess a high concentration of commercial banking assets and there's still -- the local deposit gathering still impact the consumer, national scale lending is still in tact. Could you talk now about what the outlook is for commercial banking? Then I guess if you could briefly touch on or give a little more color around the breakup fee also.

Richard Fairbank - Capital One - Chairman, CEO

One thing I want to say about what I'm learning absolutely comes with the territory of buying banks and it's really, although banks don't articulate it often this way, it really is a manifestation of the evolution of banking at work. And that is that more and more banks are losing in the consumer side -- the consumer lending side of the business and what we're usually finding is they have a -- banks have impressive local deposit opportunities and then a mix of lending activities which tends to in general from small to medium-sized businesses tend to be more successful locally than a lot of the consumer businesses that are nationalizing more quickly.

We're learning a lot more about commercial lending. The key thing is that what we found in John's franchise was 8 basis points of charge-offs and tremendous profitability. We are very optimistic about the fact that John has threaded the needle in terms of pursuing really attractive commercial lending opportunities that for the long run will really leverage the local banking model. I don't know, John, if you want to add anything to that?

John Kanas - North Fork Bank - CEO

Rich and I talked long and hard about this and certainly I've given this a lot of thought. There are tremendous opportunities in our market in the commercial side, both in market and small-business that for one reason or another we're not able to take advantage of today. This allows us a just little bit larger platform and a more diverse platform to expand into those very profitable areas more aggressively than we would have done that we not been part of the new Capital One.

Gary Perlin - Capital One - EVP, CFO

And Ed, with respect to your question on the termination fee, it's basically a standard deal protection mechanism involving reciprocal stock options grants and more information on the terms of those grants will be seen in the merger agreement which will be filed shortly.

Operator

Bob Napoli, Piper Jaffray.

Bob Napoli - Piper Jaffray - Analyst

Good morning. One question on earnings quality and then a strategic question for Rich. Gary, I do recall GreenPoint in the past having been a relatively heavy user of non-cash gain on sale. I haven't followed it within North Fork, but is this going to add any material amount of non-cash gain on sale? Then the question for Rich is kind of a follow-up on preserving the doublings. In this presentation you use a growth rate of a little over 13% for Capital One, a little under 10% for North Fork. Is it your belief that the combination raises the growth rate of the combined entity? The organic EPS growth rate I guess I would say.

Gary Perlin - Capital One - EVP, CFO

Bob, the first question, the gain on sale in the North Fork mortgage business, that is their business model, just as it is with our home equity business model right now, at least as far as Capital One home loans goes. So we are producing originating loans for the purpose of sale. In the case of North Fork and their mortgage company, they are doing the same. It is a material part of the operation but it is built into the business model and does not introduce a huge amount of variability into the business, especially because the loans out of North Fork's mortgage company are largely sold servicing release so you don't end up with that residual volatility of the kind that in the securitization of Capital One's legacy assets we have chosen to avoid.

Richard Fairbank - Capital One - Chairman, CEO

Bob, with respect to your question about this combination rate, the organic growth rate, I really don't want to make a forecast about what's going to happen to the organic growth rate. What I've found over the many years of doing this from the day of sitting there conceiving of the Capital One strategy, it's a feel thing in many ways -- in terms of the long-term opportunity, it's a feel thing about where markets are going and what it takes to win.

And it's a matter of seizing -- creating advanced business models in great markets that have advantaged ways to win. And when you do that and really bring the broad kind of resources that we have in our combined companies, I have just found over the years that there is tremendous opportunity. I am in many ways blown away by the potential in the long run to combine what our two companies bring together. And that's why I say even for a company in a market that's not growing all that fast, I really do believe North Fork in combination with Capital One is a growth platform that will lead to a lot of organic growth for this Company.

Operator

[Joseph Dickerson], Atlantic Equity.

Joseph Dickerson - Atlantic Equity - Analyst

Good morning. Could you just discuss what drove the timing of this transaction? And then also for Gary, have the parameters around interest rate risk changed materially from the analyst day?

Richard Fairbank - Capital One - Chairman, CEO

Joe, as you know, for years we have not only developed strategies in banking but surveyed the banking landscape and looked at best in class business models. And we've always had North Fork way at the top of that list and had great admiration. As far as timing is concerned, we didn't plan to make another acquisition in such a short time frame after Hibernia. But the fact of the matter is, after the old phrase that banks are sold not bought, we can't pick when a company is interested in selling to us.

I've had many meetings with -- quite a few meetings with John, a few golf games and a lot of time we've spent together over the last couple of years. But in the recent number of weeks a lot of planets have really aligned in an exceptional way. And for us, even though it's certainly on the early side and it's on the big side, this for us was a unique opportunity to transform this company and create some exceptional long-term value for our shareholders.

Gary Perlin - Capital One - EVP, CFO

And finally, Joe, with your question on interest rate risk, again, what you saw at our investor day a couple of weeks ago was the continuation of Capital One's traditional policy of carrying minimal interest rate exposure. We showed you the impact of adding the Hibernia balance sheets which added a small amount of interest rate risk because of the inherent structure of the banking business. But actually the addition of Hibernia did not force us to change or interest rate risk limits.

As I've described, what we're going to do in conjunction with North Fork is to derisk some of their balance sheet. Obviously being in the commercial lending business brings along some inherent interest rate risk with it. It's premature for us to say whether or not that will move the needle on our corporate interest rate risk parameters, but I can tell you from a philosophical standpoint that we will continue to manage those limits down as best we can. And I'm very confident with a team of folks here at Capital One who actually have a long history of interest rate risk management, that we'll be able to manage that well and continue to contribute to the performance of the Company overall.

Mike Rowen - Capital One - VP, IR

Thank you for joining us on this conference call today and thank you for your interest in Capital One and North Fork. The Investor Relations staff will be available to answer any questions you may have. Have a good day.

Operator

Thank you, that does conclude the call today. We'd like to thank everybody for their participation. Have a nice day.